MIM

02015738

02 MAR -8 AM 8:32

24 January 2002

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
U.S.A.

SUPPL

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Required	By Whom Required
Second Quarter Production Report 2001/02 for three months to 31 December 2001 for M.I.M. Holdings Limited	Stock Exchanges

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

Marian Gibney
Secretary and General Counsel

encl

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

3/8

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 *Facsimile (07) 3832 2426 Website www.mim.com.au*

Information Release

24 January 2002

SECOND QUARTER PRODUCTION REPORT 2001/02
FOR 3 MONTHS TO 31 DECEMBER 2001

- Strong operating performances continued
- Production of copper, coal, gold, zinc, lead and silver increased compared with the previous December quarter
  - Mount Isa copper smelter remained on target to produce 235 000 tonnes of anode for FY2002 despite interruption to anode casting
  - Big increases in Alumbrera production due to further improvements in recovery rates and higher grades for the quarter
- Rolleston thermal coal project feasibility study on track for June quarter completion

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (+61 7) 3833 8000 *Facsimile (+61 7) 3832 2426 Website www.mim.com.au*

Production summaries by operation

Copper, copper-gold

Mount Isa

Copper anode output for the quarter was limited by a spill of copper from one of the anode furnaces in late November which caused the anode casting wheel to be taken off line for $2^1/_2$ weeks. During this period smelter production of blister copper was maintained at a reduced rate and approximately 4 700 tonnes of blister copper was stockpiled for further processing. This will allow the anode casting capacity to be maximised in the following months and smelter output remains on target to achieve 235 000 tonnes of anode for the year ending 30 June 2002.

Refined copper production at Townsville refinery, while constrained by a shortage of copper anode late in the quarter, was higher than for the previous December quarter.

While Enterprise production increased compared with the previous December quarter, it was constrained by underground crushing and conveying delays that were resolved by the end of the quarter.

Alumbrera (MIM 50%)

Strong operating performance. Production of copper in concentrate and gold (in concentrate and doré) was 20% and 42% higher respectively than for the previous December quarter due to improved metal recovery rates and higher copper and gold grades of ore processed.

Work proceeded on the low cost mill expansion scheduled for commissioning during the June quarter 2002.

Ernest Henry (MIM 51%)

Strong metallurgical performance continued with copper and gold recovery rates significantly higher than for the previous December quarter. Scheduled lower copper grades led to a reduction in concentrate production while higher gold grades of ore processed resulted in an increase in contained gold.

Coal

Oaky Creek (MIM 75%)

Output of product coal was higher than for the previous December quarter. Longwall moves were completed at both the Oaky North and No 1 mines. Very poor mining conditions in Oaky No 1 were compensated by the production flexibility provided from multiple sources.

Work progressed on the development of the South-East extension production area of the No 1 mine. Commissioning of the new longwall is expected to commence mid June half 2002.

Newlands-Collinsville-Abbot Point (MIM 75%)

Strong production performances continued. Product coal output was significantly higher than for the previous December quarter which had been affected by planned washplant maintenance (including an upgrade at Collinsville).

Rolleston Project

The Feasibility study into the development of the Rolleston thermal coal resource in the Bowen Basin progressed.

- Rolleston has been designated as a Significant Project by the Queensland Government's Department of State Development to facilitate the government approval process.
- A draft Terms of Reference for the Environmental Impact Statement (EIS) is currently under public review.
- Public consultation meetings have been held with the local communities.
- Drilling of 93 holes totalling 4794 metres has been completed including 1131 metres of cored drilling to allow geotechnical logging and coal quality assessment work.

Following the completion of the feasibility study in the June quarter 2002, a decision will be taken on whether to advance to the next stage, a test pit to allow further evaluation which will contribute to a decision on project commitment in the June half 2003.

Lead-Zinc

Mount Isa

Zinc in concentrate production was 17% higher than for the previous December quarter due to higher mill throughput rate combined with higher zinc grades of ore processed and improved recovery. Production of lead-silver bullion was 39% higher than for the previous December quarter which had been limited by the extended lead smelter refurbishment.

At **Northfleet**, increased refined lead and substantially increased silver production compared with the previous December quarter resulted from the increased availability of Mount Isa and Avonmouth sourced lead-silver bullion.

McArthur River (MIM 75%)

Strong mine and mill production performance. Concentrate production was significantly ahead of that for the previous December quarter due to increased mine production which led to the highest quarterly mill throughput rate achieved by the operation.

Zinc Smelters

At **Avonmouth**, steady improvements in operating performance and plant utilisation were achieved as plant refurbishment continued. Production of refined zinc and lead-silver bullion was significantly ahead of that for the previous December quarter despite an unplanned six day smelter shutdown in December.

At **Duisburg**, production of refined zinc and lead-silver bullion was similar to that for the previous December quarter.

Gold

Ravenswood

Sarsfield Project:

The grade of ore processed increased compared with the September quarter 2001 and led to higher gold production.

Work progressed on the installation of the crushing and beneficiation plant, as part of the Sarsfield project, and on the expansion of the Nolan's processing plant. Carpentaria Gold Pty Ltd (CG) is funding the expansion of the Nolan's plant and on completion CG's share of the plant capacity will increase to approximately 67%.

Exploration

MIM continued an active exploration programme for copper, copper-gold, gold and coal both near the Group's existing mines and in other regions of Australia and internationally.

Expenditure on exploration and resource definition (including mine site work) during the quarter was $11.8 million.

In **Australia,** 94 km of ground geophysical surveys and 8 367 metres of drilling were completed on metalliferous exploration projects. Approximately 14 km^2 of 3D seismic surveys were completed close to existing coal mine operations.

- Mount Isa region, Queensland:
  - Drilling of deep geological and geophysical targets continued around current operations on the Mount Isa Mining Lease.
  - Geophysical surveying and drill testing continued in the Cloncurry-Ernest Henry district. A small zone of supergene copper-gold mineralisation was intersected at the Fisher Creek South West prospect east of Cloncurry; follow up work is planned.
  - Potential targets at Tick Hill are undergoing further definition before drill testing.
- Jervois, Northern Territory: Drilling and downhole geophysical surveying were completed in current target areas without identifying economic tonnages of copper-gold mineralisation.
- Kalkaroo, South Australia: Electrical geophysical surveying is in progress to define the extent of a large prospective copper-gold system and identify additional targets.
- McArthur River, Northern Territory: Geophysical surveying delineated several anomalies with potential for additional near mine lead-zinc resources.
- Target generation and exploration of new copper-gold targets continued in the Lachlan Fold Belt, Eastern Queensland and South Australia.
  - At Boubyjan near Murgon, southeast Queensland, an intersection of 88m @ 0.47% copper and 0.49 g/t gold showed the porphyry system was extensive and requires further testing.
  - In the Gawler Craton, South Australia, five areas with potential for copper-gold targets of Olympic Dam style were secured.

Bowen Basin, Queensland: Coal exploration activities continued close to existing mine operations.

Internationally:

Argentina:

- Further target generation work in the Alumbrera district resulted in a new tenement application.
- Reconnaissance work continued in the Andean Cordillera in the search for large-scale porphyry copper deposits. Targets have been identified and follow-up work including geophysics, geochemistry and mapping has been undertaken.

Chile:

- Joint venture opportunities in Northern Chile are actively being pursued for the use of MIMDAS, MIM's geophysical system, to assist in identifying porphyries in this highly prospective region.

Mexico:

- Drilling at the Cobre Grande prospect intersected low-grade copper. Further testing will be undertaken.

Outlook

Mount Isa copper

Strong mine and smelter performances to continue. Processing of stockpiled blister copper will allow the anode casting capacity to be maximised.

Alumbrera

Consistent operating performances are expected to continue with throughput increasing following the commissioning of the third mill line and pebble crushing circuit during the June quarter 2002.

Ernest Henry

Production is expected to decline marginally from the December quarter level due to a scheduled plant maintenance shutdown in January and lower average grades of ore mined and processed.

Oaky Creek

Product coal output for the March quarter is expected to increase from the December quarter level with FY2002 production (100%) expected to exceed 9million tonnes (8 million tonnes FY2001). Longwall mining at the Alliance sub lease area is scheduled to conclude during the March quarter. The difficulties experienced in the Oaky No 1 longwall panels in the December half are not expected to continue for the remainder of the panels prior to the commencement of operations in the SE area. Commissioning of the SE longwall is scheduled mid June half 2002.

Newlands-Collinsville-Abbot Point

Product coal output for the March quarter is expected to be similar to the December quarter level. A longwall move at the Newlands underground is planned during the March quarter. Washplant throughput will be maintained from run-of-mine stocks and open cut production.

Mount Isa lead-zinc

Consistent mine production performances are expected to continue while further improvements to the operation of the lead zinc concentrator and the lead smelter are expected.

At Northfleet production for the March quarter is expected to be similar to the December quarter level.

McArthur River

Production is expected to remain at December quarter levels.

Zinc Smelters

Avonmouth – Steady improvements in operating performances are expected.

Duisburg – Production is expected to remain at December quarter levels. March quarter will include a planned 3-day maintenance shut down.

Ravenswood

Ore grades are expected to increase for the March quarter as a higher proportion of sulphide ore is processed. The crushing and beneficiation plant as part of the Sarsfield project is scheduled for completion during the quarter and will allow upgrading of run-of-mine ore grades. Expansion of the Nolan's plant is scheduled for commissioning during the June quarter.

VP Gauci
Managing Director
24 January 2002

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, gold, zinc, lead and silver in Australia, UK, Germany and Argentina. The group has around 8,000 employees worldwide and in 2000/2001generated sales revenue of $3.4 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: (617) 3833 8285
Mobile: 0419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: (617) 3833 8295
Mobile: 0419 781 380

Production Summary

Note: All data shown is MIM's Share of production

			3 months to 31 Dec 2001	3 months to 31 Dec 2000	**6 months to 31 Dec 2001**	6 months to 31 Dec 2000
Mount Isa Coppe						
Metal Production Summary						
Anode Copper		t	**52,524**	56,882	**115,022**	91,885
Copper in Other Products	[1]	t	**10,714**	21,407	**29,647**	32,203
Total Mount Isa Copper		t	**63,238**	78,289	**144,669**	124,088
Refined Copper		t	**57,626**	49,254	**120,237**	91,269
Gold in Refinery Slimes		oz	**36,335**	24,119	**83,769**	42,001
Production performances						
Ore Mined - 1100 O/B		t	**833,224**	906,377	**1,696,795**	1,724,497
Ore Mined - Enterprise		t	**594,624**	558,548	**1,210,977**	1,065,107
Ore Milled		t	**1,414,883**	1,490,906	**2,924,352**	2,798,529
Copper grade		%	**3.55**	3.55	**3.51**	3.58
Concentrate		dmt	**173,295**	181,727	**352,497**	342,779
Copper in concentrate		%	**27.2**	26.7	**27.1**	27.0
Concentrator Recovery		%	**93.7**	91.8	**93.1**	92.6
Smelter Recovery		%	**92.2**	93.9	**93.4**	93.6
Ernest Henry Concentrate Tonnes Smelted		t	**90,160**	86,349	**180,428**	137,628
Alumbrera(50% Share)						
Metal Production Summary						
Copper in Concentrate		t	**24,617**	20,540	**48,660**	37,805
Gold in Concentrate		oz	**88,908**	62,500	**171,951**	125,486
Gold in Dore		oz	**3,677**	3,844	**7,747**	8,185
Total Gold		oz	**92,585**	66,344	**179,698**	133,671
Silver in Concentrate		oz	**196,913**	155,567	**347,509**	284,684
Production performances						
Total Material Mined		t	**14,317,541**	13,912,559	**29,090,167**	29,074,086
Ore Mined	[2]	t	**3,651,657**	7,974,570	**8,594,686**	12,692,373
Low grade ore mined		t	**92,496**	1,192,680	**219,862**	2,164,855
Ore Milled		t	**3,570,632**	3,548,416	**7,328,229**	6,765,046
Copper grade		%	**0.74**	0.64	**0.72**	0.62
Gold grade		g/t	**1.05**	0.80	**1.01**	0.88
Concentrate		dmt	**89,142**	74,066	**176,414**	136,307
Copper recovery		%	**92.9**	90.1	**91.7**	89.6
Gold recovery		%	**76.7**	72.4	**75.7**	70.2

Note: All data shown is MIM's Share of production

		3 months to 31 Dec 2001	3 months to 31 Dec 2000	**6 months to 31 Dec 2001**	6 months to 31 Dec 2000
Ernest Henry(51% Share)					
Metal Production Summary					
Copper in Concentrate	t	**13,678**	14,814	**26,429**	28,055
Gold in Concentrate	oz	**17,645**	15,585	**33,885**	30,749
Production performances					
Total Material Mined	t	**7,527,568**	6,441,905	**16,143,913**	14,960,937
Ore Mined	t	**1,406,505**	1,108,078	**2,767,085**	2,734,714
Ore Milled	t	**1,299,875**	1,333,418	**2,684,666**	2,652,272
Copper grade	%	**1.16**	1.29	**1.09**	1.23
Gold grade	g/t	**0.57**	0.53	**0.53**	0.53
Concentrate	dmt	**48,799**	53,653	**93,069**	100,495
Copper recovery	%	**90.6**	86.4	**90.3**	86.3
Gold recovery	%	**74.0**	68.6	**74.4**	68.2
Oaky Creek(75% Share)					
Product coal					
Coking					
- Opencut	t	**317,141**	0	**498,948**	0
- No 1 Underground	t	**123,018**	590,265	**317,137**	1,236,518
- North	t	**750,682**	709,184	**1,913,012**	1,396,777
- Alliance	t	**281,357**	57,706	**653,771**	151,546
Total	t	**1,472,198**	1,357,155	**3,382,868**	2,784,841
Newlands-Collinsville-Abbot Point Project (NC					
(75% Share)					
Product coal					
Collinsville					
Coking	t	**348,983**	80,556	**623,763**	122,577
Steaming	t	**583,992**	580,014	**1,182,385**	1,216,186
Newlands					
Steaming					
- Opencut	t	**735,991**	378,903	**1,503,171**	988,138
- Underground	t	**855,209**	574,157	**1,513,196**	1,497,262
Total	t	**2,524,175**	1,613,629	**4,822,515**	3,824,163

Note: All data shown is MIM's Share of production

		3 months to 31 Dec 2001	3 months to 31 Dec 2000	**6 months to 31 Dec 2001**	6 months to 31 Dec 2000
Mount Isa Lead-Zin					
Metal Production Summary					
Zinc in Concentrate	t	**49,579**	42,319	**97,895**	83,514
Lead contained in Lead/Silver bullion	t	**43,135**	30,979	**81,427**	41,387
Silver in Lead/Silver bullion	oz	**3,393,603**	2,182,647	**6,068,284**	2,910,474
Production performances					
Ore Mined - Isa	t	**307,882**	407,230	**633,269**	844,940
Ore Mined - George Fisher	t	**494,109**	339,766	**986,168**	664,908
Ore Milled	t	**791,720**	720,698	**1,616,631**	1,483,072
Zinc grade	%	**7.67**	7.34	**7.55**	7.18
Lead grade	%	**5.65**	5.70	**5.57**	5.80
Silver grade	g/t	**139**	142	**139**	150
Zinc Concentrate	dmt	**96,349**	82,686	**190,264**	163,054
Zinc Recovery	%	**80.9**	79.8	**80.0**	78.8
Lead Recovery - Conc.	%	**79.0**	78.7	**78.4**	80.5
Lead Recovery - Smelter	%	**97.5**	97.1	**97.5**	97.0
Lead in Purchased Concentrate Tonnes Smelted	t	**4,775**	45	**8,503**	45
Silver in Purchased Concentrate Tonnes Smelted	oz	**720,319**	6,421	**1,265,252**	6,421

		3 months to 31 Dec 2001	3 months to 31 Dec 2000	**6 months to 31 Dec 2001**	6 months to 31 Dec 2000
McArthur River(75% Share) [4]					
Metal Production Summary					
Zinc in Concentrate	t	**33,078**	28,107	**64,369**	59,084
Lead in Concentrate	t	**8,220**	6,522	**14,927**	13,770
Silver in Concentrate	oz	**313,048**	276,519	**599,362**	585,242
Production performances					
Ore Mined	t	**268,807**	220,327	**537,428**	456,242
Ore Milled	t	**270,232**	223,391	**516,060**	460,636
Zinc grade	%	**15.1**	15.4	**15.3**	15.7
Lead grade	%	**6.5**	6.0	**6.5**	6.0
Concentrate	dmt	**71,072**	59,443	**136,075**	124,714
Zinc Recovery	%	**81.2**	81.6	**81.3**	81.9
Lead Recovery	%	**47.0**	49.0	**44.7**	49.9

Note: All data shown is MIM's Share of production

			3 months to 31 Dec 2001	3 months to 31 Dec 2000	**6 months to 31 Dec 2001**	6 months to 31 Dec 2000
Northfleet/Wakefiel						
Refined Lead (Ex ISA)		t	**39,516**	17,082	**75,846**	43,778
Other Refined Lead and Lead in Alloy		t	**25,427**	42,293	**49,071**	73,039
Total Northfleet Lead		t	**64,943**	59,375	**124,917**	116,817
Refined Silver (Ex ISA)		oz	**3,692,958**	1,472,695	**5,719,802**	4,017,198
Refined Silver (Ex Other)		oz	**791,164**	790,232	**2,214,894**	1,484,173
Total Northfleet Silver		oz	**4,484,122**	2,262,927	**7,934,696**	5,501,371
Lead in Alloy - Wakefield		t	**3,127**	4,427	**6,037**	8,367
Avonmouth						
Lead contained in Lead/Silver bullion		t	**9,416**	8,051	**18,683**	14,765
Refined Zinc		t	**24,168**	19,822	**48,007**	35,591
Duisburg						
Lead contained in Lead/Silver bullion		t	**7,807**	8,065	**13,969**	13,599
Refined Zinc		t	**24,408**	24,335	**42,381**	42,658
Ravenswooc						
Metal Production Summary						
Gold Produced - Sarsfield Project	[3]	oz	**13,702**	-	**26,451**	-
Production performances						
Sarsfield Project						
Ore Mined		t	**1,011,636**	49,891	**1,515,481**	96,743
Ore Milled		t	**408,950**	-	**812,165**	-
Gold grade		g/t	**1.13**	-	**1.09**	-
Gold recovery		%	**92.4**	-	**92.7**	-

[1] Other copper comprises metal in concentrate, reverts and converter slag sold.

[2] Ore Mined incudes capitalised medium grade stockpile material

[3] The Sarsfield Project commenced in the June 2001 quarter. YTD data includes a positive adjustment of 1087 ozs to the Sept quarter production

[4] MIM's share of production 75% from 1 July 2001. Comparatives are 70% share.

Prior period and cumulative data may include minor post reporting period adjustments